Exhibit 20 Press release issued November 10, 2015

For Immediate Release	November 10, 2015

BOWL AMERICA FIRST QUARTER REVENUES UP 6.3%

Bowl America Incorporated today reported a loss of $.03 per share for the first quarter ended September 27, 2015. This is an improvement from the $.06 per share loss in last year’s first quarter. Historically the first quarter is a seasonally slow period, however revenues increased by 6.3% over last year’s quarter.

This year’s first quarter included one fewer week of league bowling due to the timing of Labor Day, the traditional start of the fall league season. The week will be made up in the fourth quarter which will also benefit from an extra week of business in this 53-week accounting year.

The Company will pay a regular quarterly dividend of $.17 per share on November 18, 2015 to stockholders of record as of October 21, 2015.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

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BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended
	September 27,	September 28,
	2015	2014
Revenues
Bowling and other	$3,474,033	$3,301,343
Food & mdse sales	1,446,130	1,328,001
	4,920,163	4,629,344
Operating expenses excluding depreciation and amortization	4,958,280	4,934,476
Depreciation and amortization	336,187	325,392
Interest, dividend & other income	146,528	146,307
Loss before tax benefit	(227,776)	(484,217)
Net loss	$(148,076)	$(314,717)
Comprehensive loss	$(456,879)	$(356,616)
Weighted average shares outstanding	5,160,971	5,160,971

LOSS PER SHARE	(.03)	(.06)

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	09/27/15	09/28/14
ASSETS

Total current assets including cash and short-term investments of $1,489 & $1,437	$2,451	$2,732
Property and investments	28,285	30,572
TOTAL ASSETS	$30,736	$33,304

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,086	$3,183
Other liabilities	2,010	2,376
Stockholders' equity	25,640	27,745
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,736	$33,304

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